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Exhibit 12

                                       MASCOTECH, INC.
               Computation of Ratio of Earnings to Combined Fixed Charges and
                                  Preferred Stock Dividends
                                   (Dollars In Thousands)

                                9 Months
                                  Ended
                              September 30,         For The Years Ended December 31
                                 1994        1993      1992      1991      1990      1989
Earnings Before Income
  Taxes and Fixed Charges:

  Income (loss) before income
    taxes and extraordinary
    income..................... $120,340    $121,180  $ 68,250  $(12,470) $(30,240) $ 85,410

  Add (deduct) equity in
    undistributed (earnings)
    losses of less-than-fifty-
    percent owned companies.... (21,060)    (19,930)  (21,760)   (3,530)   (3,430)   (1,980)
  Add interest on
    indebtedness, net..........   37,170      83,000    87,830   124,220   139,770   146,570
  Add amortization of debt
    expense....................    2,760       4,390     1,930     2,230     2,670     3,510
  Estimated interest factor
    for rentals................    4,570       5,550     5,740     5,220     4,520     4,470
  Earnings before income
    taxes and fixed charges.... $143,780    $194,190  $141,990  $115,670  $113,290  $237,980

Fixed Charges:

  Interest on indebtedness,
    net........................ $ 37,320    $ 83,110  $ 87,980  $124,370  $140,380  $147,320
  Amortization of debt
    expense....................    2,760       4,390     1,930     2,230     2,670     3,510
  Estimated interest factor
    for rentals................    4,570       5,550     5,740     5,220     4,520     4,470

      Total fixed charges......   44,650      93,050    95,650   131,820   147,570   155,300

  Preferred stock dividend
    requirement (a)............   16,440      25,860    17,140    11,350       120       130

  Combined fixed charges and
    preferred stock dividends.. $ 61,090    $118,910  $112,790  $143,170  $147,690  $155,430

Ratio of earnings to
  fixed charges................      3.2         2.1       1.5        .9(b)     .8(d)    1.5

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............      2.4         1.6       1.3        .8(c)     .8(e)    1.5



  (a) Represents amount of income before provision for income taxes required to   meet the preferred stock dividend
      requirements of the Company and its 50% owned companies.
  (b) 1991 earnings were inadequate to cover fixed charges by $16,150.
  (c) 1991 earnings were inadequate to cover combined fixed charges and preferred stock dividends by $27,500.
  (d) 1990 earnings were inadequate to cover fixed charges by $34,280.
  (e) 1990 earnings were inadequate to cover combined fixed charges and preferred stock dividends by $34,400.

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